UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Silvercrest Asset Management Group Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

828359109
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828359109

1		NAME OF REPORTING PERSONS Keeley Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 418,320
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 418,320
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,320 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 5,509,297 shares outstanding as of November 12, 2013.

CUSIP No. 828359109

1		NAME OF REPORTING PERSONS John L. Keeley, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,500 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The percent ownership calculated is based upon an aggregate of 5,509,297 shares outstanding as of November 12, 2013.

CUSIP No. 828359109

Item 1(a).	Name of Issuer:

Silvercrest Asset Management Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1330 Avenue of the Americas, 38th Floor, New York, NY 10019

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are:

(i)	Keeley Asset Management Corp.

(ii)	John L. Keeley, Jr.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)-(ii)	111 West Jackson, Suite 810, Chicago, Illinois 60604

Item 2(c).	Citizenship:

(i)	Keeley Asset Management Corp. is an Illinois corporation.

(ii)	John L. Keeley, Jr. is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

828359109

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 828359109

Item 4.	Ownership:

Keeley Asset Management Corp.

(a)	Amount Beneficially Owned: 418,320

(b)	Percent of Class: 7.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 418,320

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 418,320

(iv)	shared power to dispose or to direct the disposition of: 0

John L. Keeley, Jr.

(a)	Amount Beneficially Owned: 59,500

(b)	Percent of Class: 1.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

CUSIP No. 828359109

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2014
KEELEY ASSET MANAGEMENT CORP.

By:       /s/ John L. Keeley,Jr.
John L. Keeley, Jr., President

/s/ John L. Keeley,Jr.
John L. Keeley, Jr.

CUSIP No. 828359109

EXHIBIT 1

AGREEMENT dated as of February 7, 2014 by and among Keeley Asset Management Corp., an Illinois corporation, and John L. Keeley, Jr., a citizen of the United States.

WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

Keeley Asset Management Corp. and John L. Keeley, Jr. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Class A Common Stock of Silvercrest Asset Management Group Inc., and hereby further agree that said Statement shall be filed on behalf of Keeley Asset Management Corp. and John L. Keeley, Jr.  Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Silvercrest Asset Management Group Inc.

IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

KEELEY ASSET MANAGEMENT CORP.

By:      /s/ John L. Keeley,Jr.
John L. Keeley, Jr., President

/s/ John L. Keeley,Jr.
John L. Keeley, Jr.